Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders and the market in general, in line with the Annual and Extraordinary General Meeting Manual disclosed in this date, that the following changes in the composition of the Board of Directors (“Board”) will be proposed:

Candido Bracher, who will become Chief Executive Officer replacing Roberto Setubal, will no longer be a Board member but will continue to attend the Board’s meeting as an invited member. In order to fulfill his vacancy in the Board of Directors, the nominee is Marco Bonomi, the General Retail Manager until late 2016, who has reached the limit age for performing executive functions after 22 years in the Company.

João Moreira Salles, officer of Brasil Warrant Administração de Bens e Empresas, was nominated to one of the vacancies to represent the controlling stockholders in the Board of Directors, pursuant to the provisions of the Company’s Stockholders’ Agreement, replacing Demosthenes Madureira de Pinho Neto, who will leave the Board.

Alfredo Villela has informed the Board that he will leave his management position in the Company. Geraldo Carbone, who had been a Board member from 2006 to 2008 and Executive Vice-President from 2008 to 2011, was nominated for his position for the next term of office, pursuant to the provisions of the Company’s Stockholders’ Agreement.

Nildemar Secches has informed the Board that he will leave his management position in the Company. To fill this vacancy, Amos Genish, one of the founders and a former CEO of GVT and a former CEO of Telefônica Brasil, was nominated as an independent member.

We thank Candido, Demosthenes, Alfredo and Nildemar for their commitment and invaluable contribution to the Company’s Board of Directors.

Alfredo Setubal, Fábio Colletti Barbosa, Gustavo Loyola, José Galló, Pedro Bodin, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Setubal were nominated for reelection.

These proposals will be submitted for approval at the Annual and Extraordinary Stockholders’ Meeting to be held on April 19, 2017.

São Paulo, March 17, 2017.

MARCELO KOPEL

Investor Relations Officer